Andrew I. Telsey - Attorney at Law
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          12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, CO 80112
    Telephone (303) 768-9221 - Facsimile (303) 768-9224 - E-mail aitelsey@cs.com





September 19, 2006



VIA EDGAR

Daniel Lee, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:      Alpha Spacecom, Inc.
         Preliminary Information Statement on Schedule 14C
         SEC File No. 0-113628

Dear Mr. Lee:

This letter is submitted in response to your comment letters issued in the above referenced matter, dated September 15, 2006. In addition, simultaneous with the filing of this letter, we have faxed you copies of those pages that have been revised in the above referenced Information Statement with those changes "red-lined" to facilitate your review of the same.

In regard to the comment letter, this letter shall provide the responses to said comment letter from the above referenced issuer (the "Company"). Each response coincides with the numbered comment in the applicable letter.

            Revised Preliminary Information Statement on Schedule 14C

1. The discussion of dissenter's rights has been revised pursuant to the staff's comment.

2. The identity of the controlling shareholders has been included. We have inserted this disclosure in the body of the Information Statement rather that the shareholder cover letter where the initial reference to controlling shareholder is included..

3. The relevant disclosure has been revised pursuant to the staff's comment.

4. The Information Statement has been revised to disclose the information required pursuant to Item 14(b)(7) of Schedule 14A.

Daniel Lee, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
September 19, 2006
Page 2


5. It is respectfully submitted that the contents included in the Company's Form 8-K dated Company April 8, 2006 contained all of the information required by
Item 501(b). While it is acknowledged that there was no separate item no. included in the 8-K, a review of the disclosure included in the report indicates that the number of shares to be issued upon the effectiveness of the proposed Merger, along with the names of the persons who were/are to assume the positions as officers and directors of the Company upon effectiveness of the proposed merger were included in the report. In further support, it is noted that subsequent to the filing of the report, all of the Company's 34 Act filings included a description of the same. We also note that the Information Statement to be disseminated to the Company's shareholders contains in detail all of the information to be provided pursuant to Item 501(b).

The Company did not include a separate section concerning a change in control of the Company in its Form 8-K due to the fact that, as of the date of the report numerous conditions existed to allow the proposed transaction to become effective that had not been satisfied. Therefore, the Company believed that such disclosure was premature and would have created confusion among shareholders and potential investors. However, in the event the staff requires that an amended Form 8-K be filed, the Company hereby undertakes to file the same upon receipt of notice from the staff that the same is required.

If the aforesaid responses are acceptable to the staff, it is our understanding that the staff has no further comments and that our client may file a Definitive Information Statement and disseminate the same to its shareholders. Please advise as soon as possible if this is not the case.

Thank you for your cooperation in this matter.

Yours truly,

s/Andrew I. Telsey

Andrew I. Telsey

cc:  Client

AIT